Exhibit 99.2

31 March 2022
Proposal for a restructuring plan
pursuant to section 11c of the Danish Insolvency Act

Orphazyme A/S in restructuring
On 11 March 2022, at 7:00 CET, restructuring proceedings were commenced against Orphazyme A/S, Ole Maaløes Vej 3, 2200 Copenhagen N, Denmark, CVR no. 32266355.

Particulars Restructuring administrator Restructuring accountant

The Danish Maritime and Commercial High Court

Case R 22/22-A

Commencement of reconstruction proceedings:

11 March 2022, at 7:00 CET.

John Sommer Schmidt, attorney, Gorrissen Federspiel

Søren Søndergaard Jensen, state-authorised public accountant, BDO

The company Background Purpose

Orphazyme A/S in restructuring (“Orphazyme”) is engaged in research, development, production, marketing, sale and/or licencing of medicinal products for the treatment of various diseases, including Lysosomal Storage Disease (LSD), neuromuscular diseases and related diseases, and conducts other associated activities.

Orphazyme’s financial situation has for some time been uncertain, which was aggravated by the negative trend vote issued by the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) on 23 February 2022 causing the company to initiate restructuring proceedings.

The purpose of the restructuring proceedings is to restructure the company by asset transfer or capital injection, potentially in combination with a composition arrangement.

Continued operations In court creditors’ meeting

Orphazyme’s operations continue during the restructuring proceedings. The company’s management is intact and is operating the company under the supervision of the restructuring administrator. Orphazyme’s operations and work processes have been adjusted and are focused on completing the restructuring process as described in further detail in this plan.

The Danish Maritime and Commercial High Court’s creditors’ meeting will be held on 7 April 2022, at 11:00 am CEST.

The venue of the meeting is at the offices of Gorrissen Federspiel, Axeltorv 2, 1609 Copenhagen V, Denmark.

Exhibit 99.2

All creditors are eligible to attend the meeting. At the creditors’ meeting, this proposal for a restructuring plan will be discussed.
Type of restructuring proceedings

Orphazyme needs funding from an investor or buyer to complete the application process with the US Food and Drug Administration (FDA) on the approval of arimoclomol for the treatment of Niemann-Pick disease type C (NPC).

On this basis, Orphazyme is working on performing a business transfer by asset sale or an agreement on refinancing (potentially in combination with a compulsory compossision) or a combination of sale and refinancing.

Main steps contemplated in the restructuring proceedings

During the restructuring proceedings, mass redundancies have taken place and employees have been released from their duties in order to reduce payroll costs. Furthermore, an application for a marketing authorisation filed with the European Medicines Agency (EMA) has been withdrawn, in order for the company to focus its efforts on the application process with the US Food and Drug Administration (FDA). In addition, the voluntary delisting of the company’s ADSs representing its shares from Nasdaq Global Select Market in the USA has been initiated.

Potential investors/buyers have been identified and approached. A virtual data room has been established and potential investors/buyers has been granted access to the data room as part of a process on sale/refinancing.

Circumstances that may prevent the completion of the restructuring process

The main risks that may prevent the restructuring proceedings from being completed are the potential lack of cooperation from critical suppliers or holders of charges/pledges and the potential failure to identify investors or buyers and to enter agreements with such investors or buyers shortly.

Orphazyme’s balance sheet at the commencement of the restructuring proceedings and specification of subsequent deviations	Attached as appendix 1 (appendix 1A and 1B).
Comments to Orphazyme’s latest annual report	Attached as appendix 2.
Valuation of Orphazyme’s assets	Attached as appendix 3.

Exhibit 99.2

Statement on feasibility

According to section 11c(3), restructuring administrator John Sommer Schmidt declare that in my opinion the proposal for a restructuring plan is feasible with the above reservations.

Statement on feasibility from the restructuring accountant is attached as appendix 4.

Power of attorney

If you as a creditor agree to the restructuring plan but do not wish to attend the bankruptcy court meeting on 7 April 2022, we attach a power of attorney under which you can authorise the restructuring administrator to vote in favour of the approval of the restructuring plan.

Uncertainty about the value and alternative to an approval of the restructuring plan

The value of Orphazyme’s developed drug for the treatment of Niemann-Pick disease type C (NPC) is highly uncertain. Orphazyme has presented to the restructuring administrator and the restructuring accountant a valuation of approximately DKK 2.5 billion assuming the drug is approved by the US Food and Drug Administration (FDA). In a break down scenario, the drug may be without any value. Furthermore, funding is needed to complete the application process with the US Food and Drug Administration (FDA).

It is emphasized that the alternative to the restructuring proceedings is most likely bankruptcy proceedings that, in the opinion of the restructuring administrator and the restructuring accountant, most likely would give a dividend of 0 % to unsecured claims pursuant to section 97 of the Danish Insolvency Act.

The restructuring administrator’s contact details

Kristian Gammelgaard Møller, attorney, Gorrissen Federspiel,

D +45 24692130, email: kmo@gorrissenfederspiel.com

Lone Sehested Bødtger, insolvency assistant, Gorrissen Federspiel,

D +45 86207493, email: lsb@gorrissenfederspiel.com

The restructuring accountant’s contact details	Søren Søndergaard Jensen, state-authorised public accountant, D +45 39155278, email ssj@bdo.dk
Processing of your personal data

In connection with the restructuring proceedings, Gorrissen Federspiel collects and processes personal data. You are welcome to contact us if you wish to gain insight into the data about you that we process. You may be entitled to have your personal data rectified or deleted, and you are entitled to object to our processing of your personal data. You are also entitled to complain to the Danish Data Protection Agency. You can read more about how we process personal information here:  https://gorrissenfederspiel.com/vores-raadgivning/information-om-behandling-af-personoplysninger

As restructuring administrator:

_____________________

Exhibit 99.2

John Sommer Schmidt

Exhibit 99.2

Approved by Orphazyme:

_____________________ _____________________

Anders Vadsholt, CEOGeorges Gemayel, Chairman

_____________________ _____________________

Andrew Paul MerciecaStephanie Smith Okey

_____________________ _____________________

Carrolee BarlowBo Jesper Hansen

_____________________

Martin Bonde

Exhibit 99.2

POWER OF ATTORNEY

Restructuring proceedings were initiated against Orphazyme A/S pursuant to order issued on 11 March 2022 by the Bankruptcy Court of the Danish Maritime and Commercial High Court. Attorney John Sommer Schmidt, Gorrissen Federspiel, was appointed restructuring administrator, and state-authorised public accountant Søren Søndergaard Jensen, BDO, was appointed restructuring accountant.

The undersigned _____________________, CVR no. ____________________,

has a claim against Orphazyme A/S under restructuring proceedings of

DKK________________, and hereby authorizes John Sommer Schmidt to appear on behalf of the undersigned at the in court creditors’ meeting on 7 April 2022, at 11.00 am CEST, and to vote in favour of the adoption of the restructuring plan at the meeting.

____________, _______ April 2022

___________________________

Name:

Position:

Exhibit 99.2

Preliminary Set-off Balance Sheet of ORPHAZYME in Reconstruction

To the Creditors in the Composition Arrangement of ORPHAZYME in Reconstruction

I have compiled the interim set-off balance sheet of ORPHAZYME in reconstruction at 11 March 2022 on the basis of the company’s accounting records and additional documentation and information received.

The set-off balance sheet is stated in accordance with the provisions of the Danish Bankruptcy Act on reconstruction for the purpose of the creditors’ consideration of the reconstruction plan presented. The compiled set-off balance sheet is an interim balance sheet as any filed claims, etc. have not been considered yet. The set-off balance sheet which is presented in connection with the proposed reconstruction will thus be corrected with supplementary information and will therefore probably differ from the interim set-off balance sheet.

I have applied my professional expertise to assist Management in compiling a set-off balance sheet in accordance with the Danish Bankruptcy Act. I have complied with the relevant provisions of the Danish Accountants Act and FSR – Danish accountants’ guidelines for ethical conduct (Ethical rules for accountants), including the principles of integrity, objectivity, professional competence and due care.

The Management and the Board of Directors of ORPHAZYME in reconstruction are responsible for the company’s accounting records and for obtaining the documentation of the information that are of importance for the completeness, accuracy and validity of interim set-off balance sheet.

Since an engagement to compile financial information is not an assurance engagement, I am not required to verify the accuracy or completeness of the information provided by Management to me to compile this set-off balance sheet. Accordingly, I do not express an audit opinion or a review conclusion on whether the set-off balance sheet is prepared in accordance with the Danish Bankruptcy Act.

Copenhagen, 31 March 2022

BDO Statsautoriseret revisionsaktieselskab

CVR No. 20 22 26 70

Søren Søndergaard Jensen

State Authorised Public Accountant

BDO Statsautoriseret revisionsaktieselskab, a Danish limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Exhibit 99.2

Exhibit 99.2

Tel: +45 39 15 52 00, koebenhavn@bdo.dk, www.bdo.dk

BDO Statsautoriseret Revisionsaktieselskab, Havneholmen 29, DK-1561 København V, CVR-no. 20 22 26 70

INDEPENDENT AUDITOR’S REPORT

To the Creditors of ORPHAZYME A/S in Reconstruction

In accordance with section 11c (2)(3), we as accounting experts have examined the most recent annual report available comprising the period 1 January 2020 to 31 December 2020 (signed by Management and Board on 2 March 2021) for the purpose of disclosing whether there are deficiencies in the debtor’s most recent annual report, in our opinion.

Our opinion in the report is expressed with limited assurance.

Our report is prepared solely to comply with the requirements of the Danish Bankruptcy Act in connection with the reconstruction of the Company and may not be used for any other purposes.

The most recent presented annual report for the debtor is presented with a balance sheet day more than 14 months before the commencement of the reconstruction, for which reason the annual report may only be used to a limited extent in the work with the reconstruction.

Management's and Auditor's responsibilities

The then management of Orphazyme A/S is responsible for the annual report and that it is presented in accordance with the Danish Financial Statements Act. The auditor of the Company is responsible for expressing an opinion on the Financial Statements based of his audit.

The Accounting Expert's responsibilities

Based on our examinations, it is our responsibility to conclude whether there are deficiencies in the debtor’s most recent annual report.

We have performed our examinations in accordance with ISAE 3000, other assurance reports than audit or review of historical financial information and additional requirements according to the Danish Act on Approved Auditors and Audit Firms for the purpose of achieving limited assurance for our opinion.

BDO Statsautoriseret revisionsaktieselskab is subject to the international standard on quality control, ISQC 1, and thus, applies an extensive quality control system, including documented policies and procedures regarding compliance with ethical requirements, professional standards as well as applicable statutory requirements and other regulation.

We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, and ethical requirements applicable in Denmark.

Our work is limited to read through the annual report and did not comprise examination of audit documentation or underlying documentation for the annual report presented.

The extent of the actions we have performed during our examination are less than at a reasonable assurance engagement. As a consequence hereof, the assurance level for our opinion is significantly less than the assurance obtained had it been a reasonable assurance engagement.

In connection with our work, we ascertained counting and typing errors in the equity note for the Group, page 44 of the annual report, and cash flow statement for the parent company, page 86 of the annual report.

The equity note for the Group shows a counting error of DKK (‘000) 1,080,178 for the financial year 2020 regarding the sum of “Total transactions with owners” where a typing error of DKK (‘000) 120,019 against calculated DKK (‘000) 1,200,197 is stated.

Exhibit 99.2

The cash flow statement for the parent company shows a counting error of DKK (‘000) -326,211 for the financial year 2019 regarding the sum of “Cash flow from operating activities” where a typing error of DKK (‘000) 707 against calculated DKK (‘000) -325,504 is stated.  The counting of “Changes in cash and cash equivalents” entails the same counting error of DKK (‘000) -326,211, where the annual report states DKK (‘000) 56,361 against calculated DKK (‘000) -269,850.

The cash flow statement for the parent company also shows a counting error of DKK (‘000) -1,769 for the financial year 2020 regarding the sum of “Cash flow from investing activities” where a typing error of DKK (‘000) -386 against calculated DKK (‘000) -2,155 is stated. The counting of “Changes in cash and cash equivalents” entails the same counting error of DKK (‘000) -1,769, where the annual report states DKK (‘000) 365,366 against calculated DKK (‘000) 367,135.

The counting and typing errors have no effect on the result for the year or the Company’s balance sheet at 31 December 2020.

Conclusion

Based on the examinations performed, we have not become familiar with any deficiencies in the debtor's most recent annual report.

Copenhagen, 31 March 2022

BDO Statsautoriseret Revisionsaktieselskab

CVR no. 20 22 26 70

Søren Søndergaard Jensen

State-Authorised Public Accountant

Exhibit 99.2

Tel: +45 39 15 52 00, koebenhavn@bdo.dk, www.bdo.dk

BDO Statsautoriseret Revisionsaktieselskab, Havneholmen 29, DK-1561 København V, CVR-no. 20 22 26 70

ACCOUNTING EXPERT’S ASSESSMENT OF THE ASSETS

INDEPENDENT AUDITOR’S REPORT

To the Creditors of ORPHAZYME A/S in Reconstruction

Basis for Valuation of the Assets

According to section 11c(3) of the Danish Bankruptcy Act the accounting expert is to assess whether the value assessed for the assets is fair in relation to preconditions forming basis for the reconstruction plan.

The ”assessed financial value” of the assets is for the purpose of this report the value recognised for the assets in the reconstruction plan.

My conclusion in this report is expressed with a limited degree of assurance.

The valuation of the assets is made on the basis of the preconditions forming basis for the reconstruction plan described in the Reconstruction plan.

The preconditions are subject to uncertainty. The actual outcome will probably differ from that expected because events often do not happen as expected, which may impact the feasibility of the reconstruction plan.

My report is prepared solely to comply with the requirements of the Danish Bankruptcy Act relating to the company’s reconstruction and it is not be used for any other purposes.

Description of assets and valuation method

The company’s assets and the valuation hereof are described below:

1.	Development project - Arimoclomol for NPC

The value of the asset is dependent on achieving approval for the product “Arimoclomol for NPC” with US Food and Drug Administration (FDA) and that sufficient financing of the operating loss is achieved until the product is approved by FDA (resubmission) and the sale of the product starts.

The valuation is made according to the “DCF method” under the assumption of going concern and the above assumptions, but only based on the American market.

Thus, the value is based on the present value of the expected future cash flows in the Company. The calculation is solely based on the assumptions and budgets prepared by Management. A discount rate (WACC) of 10% is used and a 10-year budget period, corresponding to the remaining duration of the company’s patents, as stated by Management. Based on these assumptions a fair value of 3,3 billion kr. is calculated, without adjusting for risk related to FDA approval.

The estimated value of the Company is reduced by an estimate as a consequence of the uncertainties which is a result of the Company’s current situation in reconstruction. It is assumed in the valuation, that there is a 0-15% likelihood that the product will be approved by the FDA, and the company will succeed with the restructuring process. The value, after adjusting for the uncertainties related to the restructuring process, is estimated 0-493 million kr. The deviation in the estimates reflects the significant uncertainty, which is a consequence of the Company’s current financial situation. The table below shows how changes in WACC and the probability factor affect the valuation.

In addition, in our value indication we have included the assessment from Equity Research from Danske Bank of 24 February 2022, in which the fair value of “Arimoclomol for NPT” is determined at DKK 75 m with application of a WACC of 20% and a probability factor of 5%.

BDO Statsautoriseret revisionsaktieselskab, a Danish limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Exhibit 99.2

If approval or bridging finance are not achieved until the expected approval in 2023, the value is assessed at DKK 0.

At a potential bankruptcy the asset is assessed to have a value of DKK 0 as reflected in the column “at bankruptcy”.

2.	Licenses, Rights

The item Licenses and rights constitutes incurred “milestones” payments to CytRx in accordance with Asset Purchase Agreement. The value of the asset is dependent on whether approval for the product is achieved with the FDA. The item is recognised at DKK 0, as the value hereof is recognised in the total calculated value of the development project, cf. section 1.

At a potential bankruptcy the asset is assessed to have a value of DKK 0 as reflected in the column “at bankruptcy”

3.	Deferred tax assets

The Company has not recognised deferred tax asset of DKK 454 m. This tax asset can be used in future income. The deferred tax asset can have financial impact in the future but is not recognised with value in the offset balance sheet owing to the uncertainties in the reconstruction plan as utilisation depends on whether approval of the product is achieved and that taxable positive results are created looking forward. If the FDA allows the Company to utilise the product, the asset will be of value for the Company.

4.	Rental deposits

The value of the assets is assessed based on the value that the assets will have at continuous use in the Company, cf. the assumptions of the reconstruction plan. The carrying amount of deposit is written down with 50% as en estimation as a consequence of lease disposal and expected costs for renovation.

At a potential bankruptcy the asset is assessed to have a significantly reduced value as reflected in the column “at bankruptcy”.

5.	Software

Software is Orphazyme's ERP system. The ERP software is amortised over a period of 7 years and is recognised at the carrying amount in the reconstruction, which is the expected value in continuous application in the Company in accordance with the reconstruction plan.

At a potential bankruptcy the asset is assessed to have a value of DKK 0 as reflected in the column “at bankruptcy”.

6.	Leased assets/Right of use assets

Leased assets are measured at expected net proceeds for sale of laboratory equipment, which is expected to be bought out from the lease agreement in the reconstruction period.

7.	Property, plant and equipment

Property, plant and equipment consist of various IT equipment, inventories, and laboratory equipment carried at cost with deductions of annual amortisations based on an estimated useful life of between 3-5 years. A total of DKK 1,046 on laboratory rebuilding, as the premises have been vacated, has been written down.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Exhibit 99.2

Other assets under Property, plant and equipment are assessed based on the value of the assets at continuous application in the Company, cf. the assumptions in the reconstruction plan corresponding to the accounting cost with deduction of amortisations made.

At a potential bankruptcy the asset is assessed to have a significantly reduced value as reflected in the column “at bankruptcy”.

8.	Investment in subsidiaries

Equity investments in subsidiaries are being closed down and proceeds for the parent company are not expected, for which reason the equity investments are written down to DKK 0.

9.	Intercompany receivables

Equity investments in subsidiaries are being closed down and proceeds for the parent company are not expected for which reason the receivables are written down to DKK 0.

10.	Receivable tax credit plan

The Company has requested a tax credit plan of DKK (‘000) 5,500 in total, in accordance with section 8x of the Danish Tax Assessment Act for the accounting period 2020/21. In the reconstruction plan there is assumed going concern after the tax return period (1 July 2021 - 30 June 2022), for which reason additional DKK (‘000) 5,500 can be applied for in the tax credit plan.

At a potential bankruptcy the asset is assessed to have a value of DKK (‘000) 5,500 as reflected in the column “at bankruptcy”.

11.	Prepaid expenses

The carrying amount constituted DKK (‘000) 4,945 and is pertinent to prepayments and accruals, primarily. The item is solely of value in going concern and cannot be applied for satisfaction by the creditors.

At a potential bankruptcy the asset is assessed to have a value of DKK 0 as reflected in the column “at bankruptcy”.

12.	VAT receivable

The item consists of input VAT receivable at the deadline.

13.	Trade receivables

Trade receivables are 2 invoices not fallen due of DKK (‘000) 15,111 in total, which are added expected income of DKK (‘000) 2,500 until the deadline, so that trade receivables at 10 March 2022 constitute DKK (‘000) 17,611. Offsetting against receivables at DKK (‘000) 863 in total have been made.

At a potential bankruptcy the asset is assessed to have an unchanged value as reflected in the column “at bankruptcy”.

14.	Cash at bank and in hand

Cash at bank and in hand consist of deposits with banks at the deadline.

Accounting Expert’s Responsibility

My responsibility is to express a conclusion, based on my examinations, as to whether the value assessed for the assets is fair in relation to preconditions of the reconstruction plan.

I have performed my examinations in accordance with ISAE 3000, Assurance Engagements other than Audit or Review of Historical Financial Information and additional requirements under Danish accounting legislation to obtain a limited degree of assurance for my conclusion.

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Exhibit 99.2

BDO Statsautoriseret revisionsaktieselskab is subject to the international standard on quality control, ISQC 1, and applies a comprehensive quality control system, including documented policies and procedures concerning compliance with ethical requirements, professional standards, and the current provisions of legislation and other regulations.

I have complied with the requirements for independence and other ethical requirements of FSR – Danish accountants’ guidelines for ethical conduct (Ethical rules for accountants) which are based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional conduct.

In my assessment, I have considered whether the valuation methods applied are suitable and in accordance with generally accepted valuation principles. I have verified that the valuations are made on the basis of the methods and preconditions forming basis for the reconstruction plan, and I have verified the data used and the calculations made.

The scope of the procedures I have performed in my examinations is less than that of an assurance engagement expressing a reasonable degree of assurance. Accordingly, the degree of assurance of my conclusion is considerably less than the assurance that would have been obtained if an assurance engagement with a reasonable degree of assurance had been performed.

Conclusion

Based on the work performed, no matters have come to my attention causing me to believe that the value assessed for the assets is not fair and in accordance with the reconstruction plan.

Copenhagen, 31 March 2022

BDO Statsautoriseret Revisionsaktieselskab

CVR No. 20 22 26 70

Søren Søndergaard Jensen

State Authorised Public Accountant

This document is an unofficial translation of the original Danish text, and in case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Exhibit 99.2

Tel: +45 39 15 52 00, koebenhavn@bdo.dk, www.bdo.dk

BDO Statsautoriseret Revisionsaktieselskab, Havneholmen 29, DK-1561 København V, CVR-no. 20 22 26 70

INDEPENDENT AUDITOR’S REPORT

To the Creditors of Orphazyme A/S in Reconstruction

I have, as an accounting expert according to section 11c(3) of the Danish Bankruptcy Act, reviewed the reconstruction plan of 31 March 2022 presented for Orphazyme A/S in reconstruction with the purpose of issuing a report on whether the plan, in my opinion, is realistic.

My conclusion in this report is expressed with a limited degree of assurance.

The reconstruction plan is prepared on the basis of the valuation of the debtor’s assets at the time of commencing the reconstruction. I refer also to the reconstruction plan in which the preconditions of the reconstruction plan are described. These preconditions are subject to uncertainty which may have an impact on the implementation of the reconstruction plan.

My report is prepared solely to comply with the requirements of the Danish Bankruptcy Act in connection with the company’s reconstruciton and it is not to be used for other purposes.

Reconstructor’s Responsility

The Reconstructor is reponsible for the preparation of the reconstruction plan.

Accounting Expert’s Responsibility

My responsibility is to express a conclusion, based on my examinations, as to whether the reconstruction plan, in my opinion, is realistic.

I have performed my examinations in accordance with ISAE 3000, Assurance Engagements other than Audit or Review of Historical Financial Information and additional requirements under Danish accounting legislation to obtain a limited degree of assurance for our conclusion.

BDO Statsautoriseret revisionsaktieselskab is subject to the international standard on quality control, ISQC 1, and applies a comprehensive quality control system, including documented policies and procedures concerning compliance with ethical requirements, professional standards, and the current provisions of legislation and other regulations.

I have complied with the requirements for independence and other ethical requirements of FSR – Danish accountants’ guidelines for ethical conduct (Ethical rules for accountants) which are based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional conduct.

As part of my examinations I have inquired the Reconstructor and the company’s Management and carried out analytical procedures.

The scope of the procedures I have performed in my examinations is less than that of an assurance engagement expressing a reasonable degree of assurance. Accordingly, the degree of assurance of my conclusion is considerably less than the assurance that would have been obtained if an assurance engagement with a reasonable degree of assurance had been performed.

BDO Statsautoriseret revisionsaktieselskab, en danskejet revisions- og rådgivningsvirksomhed, er medlem af BDO International Limited - et UK-baseret selskab med begrænset hæftelse - og en del af det internationale BDO netværk bestående af uafhængige medlemsfirmaer.

Exhibit 99.2

Conclusion

On basis of the work performed, no matters have come to my attention causing me to conclude that the reconstruction plan, in my opinion, is not realistic.

Copenhagen, 31 March 2022

BDO Statsautoriseret revisionsaktieselskab

CVR no. 20 22 26 70

Søren Søndergaard Jensen

State Authorised Public Accountant

BDO Statsautoriseret revisionsaktieselskab, en danskejet revisions- og rådgivningsvirksomhed, er medlem af BDO International Limited - et UK-baseret selskab med begrænset hæftelse - og en del af det internationale BDO netværk bestående af uafhængige medlemsfirmaer.